Exhibit (A)(7)

Pitney Bowes Completes Acquisition of MapInfo

“Name Changed to PB MapInfo Corporation”

STAMFORD, Conn.—(BUSINESS WIRE)—April 19, 2007—Pitney Bowes Inc. (NYSE:PBI) announced today that it has successfully completed the acquisition of MapInfo Corporation (NASDAQ: MAPS) at a price of $20.25 net per share in cash.

Today, Magellan Acquisition Corp., a wholly-owned subsidiary of Pitney Bowes, merged with and into MapInfo. In connection with the merger, MapInfo has changed its name to PB MapInfo Corporation. The merger followed the successful completion by Magellan Acquisition Corp. of a tender offer for all outstanding shares of MapInfo at $20.25 net per share in cash which was completed at 12:00 Midnight, New York City time, on April 18, 2007. As a result of the merger, all outstanding shares of MapInfo, other than those held by holders who demand appraisal rights, have been converted into the right to receive $20.25 in cash, without interest (the same price paid in the tender offer). MapInfo stockholders whose shares were not validly tendered and accepted for payment in the tender offer will receive a Notice of Merger and a Letter of Transmittal that will instruct them on how to receive the merger consideration, and a Notice of Appraisal Rights under the Delaware General Corporation Law. In order to accomplish the merger as a “short-form” merger, Magellan Acquisition Corp. exercised a “top-up” option pursuant to the merger agreement which permitted it to purchase a limited number of additional shares directly from MapInfo for $20.25 per share (the same purchase price paid in the offer).

Pitney Bowes provides the world’s most comprehensive suite of mailstream software, hardware, services and solutions to help companies manage their flow of mail, documents and packages to improve communication. Pitney Bowes, with $5.7 billion in annual revenue, takes an all-inclusive view of its customers’ operations, helping organizations of all sizes enjoy the competitive advantage that comes from an optimized mailstream. The company’s 87 years of technological leadership have produced many major mailstream innovations, and it is consistently on the Intellectual Property Owners Association’s list of top U.S. patent holders. With approximately 35,000 employees worldwide, Pitney Bowes serves more than 2 million businesses through direct and dealer operations. More information about the company can be found at www.pb.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including, the ability of Pitney Bowes to successfully integrate MapInfo’s operations and employees; the ability to realize anticipated synergies and cost savings; and other factors described in Pitney Bowes’ Annual Report on Form 10-K for the year ended December 31, 2006 and in MapInfo’s Annual Report on Form 10-K for the year ended September 30, 2006, each of which has been filed with the SEC.

Except as otherwise required by law, Pitney Bowes and MapInfo disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

CONTACT: Editorial - Sheryl Y. Battles

VP, Corp. Communications

203-351-6808

or

Financial - Charles F. McBride

VP, Investor Relations

203-351-6349

or

Website - www.pitneybowes.com

SOURCE: Pitney Bowes Inc.